                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                          For the month of April, 2003

                          Commission File Number 1-7616

                               PIONEER CORPORATION
                               -------------------
                 (Translation of registrant's name into English)

              4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
              -----------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F  X                  Form 40-F
                           -----                         -----
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            --------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                           No  X
                     -----                        -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           PIONEER CORPORATION
                                           -------------------
                                           (Registrant)

Date: April 28, 2003
                                        By  /s/ Kaneo Ito
                                           ----------------------------------
                                           Kaneo Ito
                                           President and Representative Director



This report on Form 6-K contains the following announcements released by the Company to the press in Japan dated April 25, 2003, concerning:

1. Its consolidated business results for the fiscal year ended March 31, 2003;

2. Proposal for issuing share acquisition rights as stock option at the shareholder's meeting; and

3. Proposal for purchasing its own shares by itself at the shareholder's meeting.

                                                           FOR IMMEDIATE RELEASE
                                                           APRIL 25, 2003


               PIONEER ANNOUNCES BUSINESS RESULTS FOR FISCAL 2003


TOKYO -- Pioneer Corporation today announced its business results on consolidated and parent-only bases for fiscal 2003, ended March 31, 2003.

CONSOLIDATED FINANCIAL HIGHLIGHTS

                               (In millions of yen except per share information)

                                                      Year ended March 31
                                              ------------------------------------
                                                                             % to
                                                                             prior
                                               2003          2002            year
                                              -------       -------          -----
Operating revenue .....................       712,268       662,125          107.6
Operating income ......................        35,873        21,281          168.6
Income before income taxes ............        28,630        15,343          186.6
Net income ............................        16,078         8,047          199.8

    Net income per share (in yen):
      Basic ...........................         90.24         44.70
      Diluted .........................         90.24         44.69




Note: Effective this fiscal 2003, the Company adopted EITF (Emerging Issues Task Force) 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)". The adoption results in a reduction in net sales and a corresponding decrease in selling, general and administrative expenses, with no effect on operating income. Previous figures for the corresponding period have been reclassified to conform to this presentation.

CONSOLIDATED BUSINESS RESULTS

For fiscal 2003 ended March 31, 2003, operating revenue was the highest ever, at 712,268 million yen (US$5,935.6 million), rising 7.6% over the previous year. During fiscal 2003, the average value of the yen was 2.6% higher against the U.S. dollar but 8.7% lower against the euro, compared to fiscal 2002.

HOME ELECTRONICS sales increased 6.2% over the previous year to 228,744 million yen (US$1,906.2 million). In Japan, sales rose by 24.7% to 72,487 million yen (US$604.1 million), despite decreased sales of compact stereo systems, primarily due to a large increase in sales of home-use DVD recorders, in particular those equipped with a large-capacity hard disk drive (HDD), in addition to increased sales of plasma displays and home telephones. Overseas, sales were almost the same as fiscal 2002 at 156,257 million yen (US$1,302.1 million), reflecting primarily a large increase in sales of plasma displays worldwide and the yen's depreciation against the euro, offsetting falling sales of digital broadcast set-top boxes in Europe and compact stereo systems worldwide.

CAR ELECTRONICS sales amounted to 281,090 million yen (US$2,342.4 million), up 9.1% over the previous year. In Japan, sales increased 10.6% to 105,736 million yen (US$881.1 million). Sales in the consumer market of two types of car navigation systems, advanced HDD models and affordable, easy-to-operate DVD models, continued to be strong. Overseas sales also increased 8.2% to 175,354 million yen (US$1,461.3 million) primarily due to growing sales of car CD players in consumer markets and sales of car audio products to automobile manufacturers in North America.

Royalty revenue from PATENT LICENSING decreased 28.5% from the previous year to 12,584 million yen (US$104.9 million). This was due to a decline in royalty revenue related to digital recording products such as CD-R drives, resulting from lower personal computer (PC) demand, and expiration of the Company's optical disc-related patents in some areas.

OTHERS sales rose 10.8% over the previous year to 189,850 million yen (US$1,582.1 million). In Japan, sales increased 19.2% to 103,233 million yen (US$860.3 million). This increase is attributed primarily to encouraging sales of cellular phone-related devices, including organic electroluminescent (OEL) displays, and DVD-R/RW drives for PC use, as well as increased sales of DVD software. Overseas, sales were up 2.1% over the preceding year to 86,617 million yen (US$721.8 million), primarily due to increased sales of optical disc manufacturing systems in Asia and DVD-R/RW drives, despite decreased sales of speaker devices for cellular phones.

Operating income increased 68.6% from the previous year to 35,873 million yen (US$298.9 million). This is mainly attributable to a large increase in sales in HOME ELECTRONICS, CAR ELECTRONICS and OTHERS, despite a decline in profit from PATENT LICENSING due to decreased royalty revenue. Net income also jumped to 16,078 million yen (US$134.0 million), from 8,047 million yen posted the previous year, reflecting an increase of operating income.

       Basic net income per share of common stock was 90.24 yen (US$0.75), compared with 44.70 yen in the previous year. Diluted net income per share was
90.24 yen (US$0.75), compared with 44.69 yen the previous year.

CASH FLOWS

With regard to cash flows, 91,734 million yen (US$764.5 million) in cash was generated from operating activities, mainly as a result of net income, and depreciation and amortization, as well as decreased accounts receivable and increased accounts payable. 35,453 million yen (US$295.4 million) in cash was used in investing activities such as capital expenditures, while 34,680 million yen (US$289.0 million) in cash was used in such financial activities as debt reduction, purchase of treasury stock in the market and payment of dividends.
       As a result, cash and cash equivalents increased by 15,367 million yen (US$128.1 million) from the end of fiscal 2002.


ADDRESSING CURRENT CHALLENGES

The business environment remains severe, characterized by uncertain economic conditions in our major markets, Japan, North America and Europe, and intensifying price competition in our major product categories. Thus, the Company is concentrating management resources on strategic businesses to achieve the targets set forth in the medium-term management plan, while undertaking business restructuring to reflect our "select and focus" policy. In April 2003, Pioneer established two internal companies - the Components Business Company, responsible for product planning and marketing of DVD-R/RW drives for PC and other components, and the Industrial Solutions & Entertainment Company for business-use plasma displays and other products. Together with the current Home Entertainment Company and Mobile Entertainment Company, we believe that these companies will strengthen our strategic business prospects.

Regarding plasma display business, startup of new production lines is expected to meet fast-growing demand. Pioneer Display Products Corporation, established in April 2003, merged production subsidiaries to make for more efficient plasma display production. As a result, it is planned that the production capacity is to be expanded to 500,000 units per year by spring 2005. We are also continuing to develop new display panels that would further enhance picture quality, use energy more efficiently and lower production costs by reducing the number of parts, thereby differentiating our products from those of our competitors.
       In the DVD business, sales of DVD-R/RW drives for PCs are rising sharply. Aiming for vigorous business expansion, we are introducing high-speed disc recording models, and slim portable models with a small footprint. As for home-use DVD recorders, we are supplying models with value-added features. Models launched in the fall of 2002 with a large-capacity HDD that can store more than 100 hours of recorded video are selling strongly. Pioneer aims to increase sales of both DVD-R/RW drives and DVD recorders.

       In our car electronics business, we continue to strive to strengthen our position as a leader in the market. In the field of car navigation systems, our HDD models with advanced functions, and affordable and easy-to-operate DVD models have earned excellent reputations. In November 2002 we released on the consumer market the world's first car navigation system that incorporates a data communication module for access to the latest map data. In the car audio business, Pioneer plans to widen its market share with new products and innovations, such as car CD players with OEL displays, to satisfy ever-diversifying consumer demand.
       Last November, our Mobile Entertainment Company (MEC), which commands operations of our car electronics business, won "the Japan Quality Award" modeled on the Malcolm Baldrige National Quality Award in the United States. The recognition reflects Pioneer's management policy to make customer satisfaction a top priority, and maintain MEC's vision: "From Pioneer, First in the World." Based on this policy and vision, MEC strives to develop products and innovations, carry out thorough quality control and establish a superior after-sales service system.

We are continuing our efforts to reduce operating costs and expenses on a global scale. In order to improve production cost efficiency, we are expanding our production in China. Also, we have set up an expense supervision system to lower the ratio of our selling, general and administrative expenses to consolidated operating revenue. Targeting optimally efficient control of inventory worldwide, supply chain management started operation in April 2002 in some departments within the group. Through these initiatives, we aim to improve Pioneer's cash flow and profits.


CONSOLIDATED BUSINESS FORECASTS FOR FISCAL 2004

Assuming average yen-U.S. dollar and yen-euro exchange rates for fiscal 2004 of 118 yen and 125 yen, respectively, Pioneer announced its consolidated business forecasts for fiscal 2004, ending March 31, 2004, as follows:


                                                                            (In yen)
                                                 -----------------------------------------------------------
                                                 Projections for            Results for              Percent
                                                   fiscal 2004              fiscal 2003              changes
                                                 ---------------          ---------------            -------
Operating revenue.............................   760,000 million          712,268 million              +7%
Operating income..............................    41,000 million           35,873 million             +14%
Income before income taxes....................    37,000 million           28,630 million             +29%
Net income....................................    20,000 million           16,078 million             +24%
Net income per share..........................    114.00                    90.24
                                                 ===============          ===============             ====


Operating revenue is expected to increase, reflecting continuing solid sales of such strategic products as plasma displays and DVD recorders for home use, and car navigation systems, despite the decrease in royalty revenue. Sales in the OTHERS business, which includes plasma displays for business use and DVD-R/RW drives for PCs, are also expected to grow.

       Net income, together with operating income and income before income tax, is expected to grow, with income from HOME and CAR ELECTRONICS businesses holding steady, income from PATENT LICENSING business decreasing, and income from the OTHERS business increasing.


CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made in this release with respect to our current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management's assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on the belief that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to implement successfully our business strategies; (v) our ability to compete and develop and implement successful sales and distribution strategies in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance the brand image; (viii) the success of our joint ventures and alliances; and (ix) the outcome of contingencies.


OTHER IMPORTANT INFORMATION

Pioneer purchased 1,610,000 of its own shares of common stock in August 2002, 2,000,000 shares in November 2002 and 1,500,000 shares in February 2003 in the market. Of these purchases, 518,400 shares were utilized for a share exchange with Tohoku Pioneer Corporation, a subsidiary, in November 2002, as part of the group's restructuring initiatives. In February 2003, Tohoku Pioneer Corporation sold in the market all of Pioneer's shares which Tohoku Pioneer Corporation acquired in the share exchange with Pioneer.

CORPORATE POLICY

We regard customer satisfaction as the most important factor in our corporate policy. Based on this belief, we strive to develop and provide advanced, high-quality, and value-added electronics products that deliver satisfaction, comfort and convenience. This keeps us faithful to Pioneer group's philosophy of "Move the Heart and Touch the Soul."

In accordance with these values, we aim to achieve the following medium-term objectives.
Business targets:

       o      No. 1 in DVD worldwide
       o Establish a business foundation for plasma displays and OEL displays
       o      From stand-alone to network
       o      Toward the key-device, key-technologies business

Financial targets for the fiscal year ending March 2006:

       o      1.2 trillion yen of consolidated operating revenue
       o      ROE (Return on Equity) in excess of 10%

Today, the DVD-related products and plasma displays have grown to become our core businesses. We will continue implementing a range of measures to realize our goals accordingly.


DIVIDEND POLICY AND YEAR-END DIVIDEND

The Company's policy on dividends allows for continued and stable dividend payment. The Company determines the appropriate dividend amount, taking into consideration its financial condition, consolidated business results and other factors.

       Based on this policy, it has been determined that a year-end cash dividend of 10.0 yen (US$0.08) per share of common stock, a 2.5 yen increase over the previous year, will be paid, subject to approval at the ordinary general meeting of shareholders to be held on June 27, 2003. When added to the interim dividend paid in December 2002, this brings the annual cash dividend for fiscal 2003 to 17.5 yen (US$0.15), a 2.5 yen increase over the previous year.


PIONEER'S CORPORATE GOVERNANCE

I. Basic Principles

In order to clarify management responsibilities, speed up business operation, improve transparency of decision-making and strengthen legal and regulatory compliance, Pioneer introduced an "Internal Companies System" in 1997, a "Corporate Executive Officer System" in 1999 and "Management Committee Meeting" and "Rules of the Pioneer Group" in 2002. Also, in 2001, we adopted the "Pioneer Group Charter for Corporate Operations" and "Code of Conduct for Business Practices." Through these new rules, Pioneer has been establishing a set of shared values for all group companies and employees; promoting and enforcing high ethical standards; and strengthening its role as a trusted and respected company in every aspect of its activities.
       Based on the Commercial Code of Japan, the Board of Directors is a decision-making and supervisory organ, Representative Directors are responsible for business operations, and the Board of Corporate Auditors is an auditing organ of corporate accounting and the directors' performance regarding corporate affairs. In addition, we believe that the "Management Committee Meeting" and "Corporate Executive Officer System" have strengthened implementation of Pioneer's decision-making and business operation functions, respectively.
       Therefore, Pioneer's corporate governance is comprised of the "Corporate Auditors System," "Internal Companies System" and "Corporate Executive Officer System," which ensures swift and effective business operations, the "Management Committee Meeting," at which important business issues are decided through thorough discussion, and the "Board of Directors," which performs supervisory functions. Our management believes that this current corporate governance system is functioning effectively.

II. Governance in Effect

(1) Current structure of decision-making, business operation and supervision is as follows:

o      We have adopted the "Corporate Auditors System."

o For fiscal 2003, we had one independent director, and two independent corporate auditors (one of whom passed away on November 19, 2002). We propose an agenda to newly elect two independent corporate auditors at the upcoming ordinary general meeting of shareholders to be held on June 27, 2003. With the approval of the shareholders, we will have one independent director and three independent corporate auditors.
              In order to clarify board members' responsibilities and respond to fast-changing business conditions, we also propose another agenda to shorten the term of office of a director from two years to one year at the shareholders' meeting.

o We retain outside legal counsel in preparing disclosure documents to be filed with necessary regulatory agencies, in order to ensure legality and accuracy. Also, independent certified public accountants audit or review our financial information to ensure fairness of our financial reporting in conformity with generally accepted accounting principles.

(2) Personal, capital, business and other interests of independent directors and corporate auditors

o None of our independent directors and corporate auditors (including candidates to be elected at the shareholders' meeting and their family members) are employed by Pioneer and its subsidiaries nor have any personal, capital, business nor other particular interests in Pioneer and its subsidiaries, nor their respective boards of directors and corporate auditors.

          Independent director:  Mr. Tatsuhiro Ishikawa

          Independent corporate auditor: Mr. Terumichi Tsuchida

          Candidates for independent corporate auditor: Messrs. Isao Moriya and
                                                        Keiichi Nishikido

(3) Measures taken in the past one year for better corporate governance

o      Independent Director Elected

       At the ordinary general meeting of shareholders held in June 2002, the shareholders elected Japanese lawyer Tatsuhiro Ishikawa as a board member from outside the Company. He previously held such posts as general manager of the Special Investigation Division of the Tokyo District Public Prosecutors Office, general manager of the Public Trial Division of the Supreme Public Prosecutors Office and superintendent prosecutor of the Nagoya High Public Prosecutors Office. Mr. Ishikawa has been retained as outside counsel of Pioneer, giving advice especially regarding operation of our Business Ethics Department of Legal Affairs Division, and the Pioneer Group's Emergency Management Committee, for matters related to social responsibilities.

o      "Management Committee Meeting" Created

       In September 2002, we established the "Management Committee Meeting" to formulate the group's strategies and medium- and long-term policies, and to improve transparency of decision-making. The Meeting consists of seven members, who are directors and executive officers having important executive responsibilities. The members are designated by the board of directors and a full-time corporate auditor also attends the Meeting as an observer. In fiscal 2003, the Meeting was held generally twice a month for a total of 10 times since October 2002, deliberating on about 40 important issues relating to our businesses investment projects and group reorganization.

o      "Rules of the Pioneer Group" Established

       For better consolidated corporate governance, we adopted "Rules of the Pioneer Group" in July 2002 that stipulates fundamentals which every company of the group should observe. The Rules define responsibilities and authorities of each group company, basic principles applicable to production, quality assurance, environment preservation, brand management, etc.; basic rules regulating export control, customers' private information protection, prevention of insider trading, etc.; and related implementation standards and guidelines. We are ensuring thorough compliance by regularly reviewing the Rules and educating management and employees of the group about pertinent issues, as needed.


PROPOSED CHANGES IN MANAGEMENT

Pioneer announced that at the meeting of its board of directors held on April 25, 2003, it resolved to convene the 57th ordinary general meeting of shareholders on June 27, 2003 in Tokyo. Also announced were changes in management as follows:

(1) Candidates for membership on Pioneer's board of directors to be newly elected at the shareholders' meeting:

       - Mr. Tamihiko Sudo, currently Senior Executive Officer and President of Pioneer's Mobile Entertainment Company, will become Managing Director of Pioneer Corporation;

       - Mr. Osamu Yamada, currently Senior Executive Officer and General Manager of Research and Development Group and General Manager of Corporate Research and Development Laboratories, will become Managing Director of Pioneer Corporation; and

       - Mr. Hajime Ishizuka, currently Senior Executive Officer and President of Pioneer's Components Business Company; and in charge of International Business Division, will become Director of Pioneer Corporation.

(2)    Directors who will retire at the conclusion of the shareholders' meeting:

       - Mr. Hiroshi Aiba, currently Director, will become Counselor of Pioneer Corporation; and

       - Mr. Shinji Yasuda, currently Director, will be newly elected as Corporate Auditor (full time) of Pioneer Corporation.

(3) Candidates for Corporate Auditor to be newly elected at the shareholders' meeting:

       - Mr. Shinji Yasuda, currently Director of Pioneer Corporation and President of Pioneer China Holding Co., Ltd.;

       -      Mr. Isao Moriya, Certified Public Accountant; and

       -      Mr. Keiichi Nishikido, Attorney at Law

(4) Mr. Makito Baba, currently Corporate Auditor, will retire at the conclusion of the shareholders' meeting.

(5)    Executive Officers to be newly elected, effective June 27, 2003:

       - Mr. Masaharu Yoshino, currently serving as Plant Manager of Kawagoe Plant of Pioneer's Mobile Entertainment Company;

       - Mr. Kenji Sato, currently serving as General Manager of General Administration Division;

       - Mr. Yoichi Sato, currently serving as General Manager of Engineering Division of Display Business Division of Pioneer's Home Entertainment Company;

       - Mr. Toshiyuki Ito, currently serving as Managing Director of Pioneer Electronics Asiacentre Pte. Ltd.; and

       - Mr. Susumu Kotani, currently serving as Managing Director of Pioneer Europe NV

(6)    Changes in Executive Officer, effective June 27, 2003:

       - Mr. Masaru Saotome, currently Senior Executive Officer, will be promoted to Senior Managing Executive Officer; and

       - Mr. Seiichiro Kurihara, currently Executive Officer, will be promoted to Senior Executive Officer.

(7)    Changes in occupation of Executive Officers, effective June 27, 2003:

       - Mr. Toshihiko Norizuki, currently Executive Officer and Executive Vice President of Pioneer's Industrial Solutions & Entertainment Company, will become Executive Officer and President of Pioneer China Holding Co., Ltd.; and

       - Mr. Koki Aizawa, currently Executive Officer and Deputy General Manager of External Relations Division, will become Executive Officer and General Manager of External Relations Division.


Pioneer Corporation is one of the leading manufacturers of consumer- and business-use electronics products such as audio, video and car electronics on a global scale. Its shares are traded on the New York Stock Exchange (ticker symbol PIO), Euronext Amsterdam, Tokyo Stock Exchange, and Osaka Securities Exchange.

                                   # # # # # #

The U.S. dollar amounts in this release represent translation of Japanese yen, for convenience only, at the rate of 120 yen=US$1.00, the approximate rate prevailing on March 31, 2003.

Attached are (I) consolidated financial statements and (II) financial statements of the parent company only.

For further information, please contact:
Investor Relations Department, Corporate Communications Division
Pioneer Corporation, Tokyo
Phone: +81-(0)3-3495-6774 / Fax: +81-(0)3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/

Pioneer Corporation and Subsidiaries

I. CONSOLIDATED FINANCIAL STATEMENTS OF PIONEER CORPORATION

(1)    OPERATING REVENUE BY SEGMENT


                                                            (In millions of yen)

                                            Year ended March 31
                           -------------------------------------------------------
                                    2003                   2002
                           ---------------------   ---------------------     % to
                                            % to                   % to      prior
                            Amount         Total     Amount        Total     year
                           -------         -----    -------        -----     -----
   Domestic .........       72,487          10.2     58,111          8.8     124.7
   Overseas .........      156,257          21.9    157,334         23.7      99.3
                           -------         -----    -------        -----     -----
Home Electronics ....      228,744          32.1    215,445         32.5     106.2
                           -------         -----    -------        -----     -----
   Domestic .........      105,736          14.8     95,578         14.4     110.6
   Overseas .........      175,354          24.7    162,094         24.5     108.2
                           -------         -----    -------        -----     -----
Car Electronics .....      281,090          39.5    257,672         38.9     109.1
                           -------         -----    -------        -----     -----
   Domestic .........            -             -          -            -         -
   Overseas .........       12,584           1.8     17,588          2.7      71.5
                           -------         -----    -------        -----     -----
Patent Licensing ....       12,584           1.8     17,588          2.7      71.5
                           -------         -----    -------        -----     -----
   Domestic .........      103,233          14.5     86,626         13.1     119.2
   Overseas .........       86,617          12.1     84,794         12.8     102.1
                           -------         -----    -------        -----     -----
Others ..............      189,850          26.6    171,420         25.9     110.8
                           -------         -----    -------        -----     -----
   Domestic .........      281,456          39.5    240,315         36.3     117.1
   Overseas .........      430,812          60.5    421,810         63.7     102.1
                           -------         -----    -------        -----     -----
Total ...............      712,268         100.0    662,125        100.0     107.6
                           =======         =====    =======        =====     =====



(2)    CONSOLIDATED STATEMENTS OF INCOME

                                                            (In millions of yen)

                                                          Year ended March 31
                                                       ------------------------
                                                         2003             2002
                                                       --------        --------
Operating revenue:
    Net sales ..................................        699,684         644,537
    Royalty revenue ............................         12,584          17,588
                                                       --------        --------
                                                        712,268         662,125
                                                       --------        --------
Operating costs and expenses:
    Cost of sales ..............................        498,492         465,336
    Selling, general and administrative ........        177,903         175,508
                                                       --------        --------
                                                        676,395         640,844
                                                       --------        --------
Operating income ...............................         35,873          21,281
Other income (expenses):
    Interest income ............................          2,192           3,039
    Foreign exchange gain (loss) ...............         (2,042)            297
    Interest expense ...........................         (2,887)         (3,445)
    Others, net ................................         (4,506)         (5,829)
                                                       --------        --------
                                                         (7,243)         (5,938)

                                                       --------        --------
Income before income taxes .....................         28,630          15,343
Income taxes ...................................          9,447           6,722
Minority interest in income of subsidiaries ....             21            (504)
Equity in losses of affiliated companies .......         (3,126)            (70)
                                                       --------        --------
Net income .....................................         16,078           8,047
                                                       ========        ========

                                            Pioneer Corporation and Subsidiaries

(3)    CONSOLIDATED BALANCE SHEETS

                                                                                                    (In millions of yen)

                                                                                      March 31
                                                                                 ---------------------         Increase/
ASSETS                                                                            2003           2002         (Decrease)
------                                                                           ------         ------         ---------
Current assets:
      Cash and cash equivalents............................................      142,480        127,113          15,367
      Available-for-sale securities........................................            -          3,455          (3,455)
      Trade receivables, less allowance....................................      113,868        125,563         (11,695)
      Inventories..........................................................       93,620         96,910          (3,290)
      Others...............................................................       66,014         58,779           7,235
                                                                                 -------        -------         -------
              Total current assets.........................................      415,982        411,820           4,162
Investments and long-term receivables......................................       25,871         33,004          (7,133)
Property, plant and equipment, less depreciation...........................      145,699        150,760          (5,061)
Intangible assets..........................................................       15,619         15,561              58
Other assets...............................................................       43,858         33,984           9,874
                                                                                 -------        -------         -------
                                                                                 647,029        645,129           1,900
                                                                                 =======        =======         =======
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current liabilities:
      Short-term borrowings and current portion
         of long-term debt.................................................       30,867         48,418         (17,551)
      Trade payables.......................................................       67,173         57,231           9,942
      Others...............................................................      108,490         88,661          19,829
                                                                                 -------        -------         -------
              Total current liabilities....................................      206,530        194,310          12,220
Long-term debt.............................................................       32,196         35,677          (3,481)
Other long-term liabilities................................................       71,631         48,895          22,736
Minority interests.........................................................       18,279         19,244            (965)
Shareholders' equity:
      Common stock.........................................................       49,049         49,049               -
      Capital surplus......................................................       81,747         82,010            (263)
      Retained earnings....................................................      253,678        240,692          12,986
      Accumulated other comprehensive income (loss)........................      (55,629)       (24,736)        (30,893)
      Treasury stock.......................................................      (10,452)           (12)        (10,440)
                                                                                 -------        -------         -------
              Total shareholders' equity...................................      318,393        347,003         (28,610)
                                                                                 -------        -------         -------
                                                                                 647,029        645,129           1,900
                                                                                 =======        =======         =======

Breakdown of accumulated other comprehensive income (loss)
      Minimum pension liability adjustments................................      (32,675)       (20,487)        (12,188)
      Net unrealized holding gain on securities............................        3,348          4,583          (1,235)
      Cumulative foreign currency translation adjustments..................      (26,302)        (8,832)        (17,470)
                                                                                 -------        -------         -------
      Total accumulated other comprehensive income (loss)..................      (55,629)       (24,736)        (30,893)
                                                                                 =======        =======         =======


 Pioneer Corporation and Subsidiaries

(4)    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                             (In millions of yen)

                                                                                      Accumulated
                                                                                        Other                         Total
                                              Common      Capital      Retained      Comprehensive      Treasury    Shareholders'
                                               Stock      Surplus      Earnings      Income (Loss)      Stock          Equity
                                            ----------- ----------- -------------- ----------------- ------------ ---------------
Balance at March 31, 2001                      48,843      81,458      235,345            (28,651)            -         336,995
Net income                                                               8,047                                            8,047
Other comprehensive income                                                                  3,915                         3,915
Exercise of warrants                              206         206                                                           412
Value ascribed to warrants                                    346                                                           346
                 and stock options
Cash dividends                                                          (2,700)                                          (2,700)
             (15.00 yen per share)
Purchase and sale of treasury stock, net                                                                    (12)            (12)
                                           ----------- ----------- -------------- ----------------- ------------ ---------------
    Balance at March 31, 2002                  49,049      82,010      240,692            (24,736)          (12)        347,003
                                           =========== =========== ============== ================= ============ ===============
Net income                                                              16,078                                           16,078
Other comprehensive Income (loss)                                                         (30,893)                      (30,893)
Value ascribed to stock options                               149                                                           149
Cash dividends                                                          (3,092)                                          (3,092)
             (17.50 yen per share)
Purchase and sale of treasury stock, net                     (412)                                      (10,440)        (10,852)

                                           ----------- ----------- -------------- ----------------- ------------ ---------------
    Balance at March 31, 2003                  49,049      81,747      253,678            (55,629)      (10,452)        318,393
                                           =========== =========== ============== ================= ============ ===============



(5)    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            (In millions of yen)

                                                          Year ended March 31
                                                        -----------------------
                                                           2003          2002
                                                        --------       --------
I.  Operating activities:
    Net income ...................................        16,078          8,047
    Depreciation and amortization ................        36,387         36,782
    (Increase) decrease in trade receivables .....         9,668         (2,225)
    Decrease in inventories ......................           715          3,288
    Increase in trade payables ...................        11,856          9,304
    Increase in other accrued liabilities ........         8,363          2,716
    Other ........................................         8,667           (802)
                                                        --------       --------
     Net cash provided by operating activities            91,734         57,110
                                                        --------       --------
II. Investing activities:
    Payment for purchase of fixed assets .........       (40,782)       (46,996)
    Other ........................................         5,329         (4,152)
                                                        --------       --------
     Net cash used in investing activities               (35,453)       (51,148)
                                                        --------       --------
III. Financing activities:
    Decrease in short-term borrowings
     and long-term debt...........................       (21,128)        (1,694)
    Dividends paid ...............................        (2,688)        (2,699)
    Purchase and sale of treasury stock, net .....       (10,852)           (12)
    Other ........................................           (12)           198
                                                        --------       --------
     Net cash used in financing activities               (34,680)        (4,207)
                                                        --------       --------
Effect of exchange rate changes on cash
   and cash equivalents ..........................        (6,234)         4,231
                                                        --------       --------
Net increase in cash and cash equivalents ........        15,367          5,986
Cash and cash equivalents at beginning of year ...       127,113        121,127
                                                        --------       --------
Cash and cash equivalents at end of year .........       142,480        127,113
                                                        ========       ========
                                                          ------          -----
I+II Free cash flow ..............................        56,281          5,962
                                                          ------          -----


                                            Pioneer Corporation and Subsidiaries

(6)    SEGMENT INFORMATION

The following segment information is prepared pursuant to the regulations under the Securities and Exchange Law of Japan.

Business Segments



                                                                                           (In millions of yen)

                                                 Year ended March 31
                               -------------------------------------------------------
                                         2003                          2002                  % to prior year
                               -------------------------     -------------------------     --------------------
                               Operating       Operating     Operating       Operating     Operating  Operating
                                Revenue         Income        Revenue         Income        Revenue     Income
                               ---------       ---------     ---------       ---------     ---------  ---------
Home Electronics ........       230,320            384        216,354        (10,811)        106.5         --
Car Electronics .........       282,361         26,126        259,111         16,071         109.0      162.6
Patent Licensing ........        14,598         10,736         19,796         16,837          73.7       63.8
Others ..................       231,772          4,089        217,070            585         106.8      699.0
                                -------         ------        -------        -------         -----      -----
     Total ..............       759,051         41,335        712,331         22,682         106.6      182.2
Corporate and elimination       (46,783)        (5,462)       (50,206)        (1,401)           --         --
                                -------         ------        -------        -------         -----      -----
Consolidated total ......       712,268         35,873        662,125         21,281         107.6      168.6
                                =======         ======        =======        =======         =====      =====


Geographic Segments





                                                                                            (In millions of yen)
                                               Year ended March 31
                          ------------------------------------------------------------
                                         2003                          2002                   % to prior year
                          ---------------------------       --------------------------     ---------------------
                          Operating         Operating       Operating        Operating     Operating   Operating
                           Revenue           Income          Revenue           Income       Revenue      Income
                          ---------         ---------       ---------        ---------     ---------   ---------
Japan ............          570,500          16,392           519,732          5,713         109.8       286.9
North America ....          203,602          11,749           203,169         11,266         100.2       104.3
Europe ...........          133,476            (462)          131,217           (122)        101.7       378.7
Other ............          253,505           7,415           240,093          6,323         105.6       117.3
                          ---------          ------         ---------         ------         -----       -----
     Total .......        1,161,083          35,094         1,094,211         23,180         106.1       151.4
Elimination ......         (448,815)            779          (432,086)        (1,899)           --          --
                                                            ---------         ------         -----       -----
Consolidated total          712,268          35,873           662,125         21,281         107.6       168.6
                          =========          ======         =========         ======         =====       =====



 Notes:

       1. The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

       2. The consolidated financial statements include the accounts of the parent company and 142 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.

       3. Effective this fiscal 2003, the Company adopted EITF (Emerging Issues Task Force) 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)". The adoption results in a reduction in net sales and a corresponding decrease in selling, general and administrative expenses, with no effect on operating income. Previous figures for the corresponding period have been reclassified to conform to this presentation.

       4. Effective this fiscal 2003, the Company changed reportable segments into four categories --"HOME ELECTRONICS," "CAR ELECTRONICS," "PATENT LICENSING" and "OTHERS." Previous figures for the corresponding period have been restated accordingly.

              Main products in each segment are as follows:

                 HOME ELECTRONICS:

                 Audio/Video equipment for home use, equipment for cable-TV systems, digital broadcast set-top boxes, home telephones, and others.

                 CAR ELECTRONICS:

                 Car audio products, car navigation systems, and others.

                 PATENT LICENSING:

                 Royalties on optical disc recording and playback, and others.

                 OTHERS:

                 Computer peripheral equipment, devices parts, factory automation systems, AV software, and others.

Pioneer Corporation--Parent Company Only

II. FINANCIAL STATEMENTS OF PIONEER CORPORATION FOR THE YEAR ENDED MARCH 31, 2003 and 2002

(1)    SALES BY PRODUCT GROUP


                                                          (In millions of yen)

                                            Year ended March 31
                        ------------------------------------------------------
                                 2003                  2002
                        --------------------    --------------------      % to
                                       % to                    % to       prior
                        Amount         Total    Amount         Total      year
                        ------        ------    ------         -----      -----
    Domestic ....       59,955         13.3     50,110         11.9      119.6
    Export ......       99,725         22.1    103,328         24.5       96.5
                       -------        -----    -------        -----      -----
 Home Electronics      159,681         35.4    153,438         36.4      104.1
                       -------        -----    -------        -----      -----
    Domestic ....      105,688         23.4     96,286         22.8      109.8
    Export ......      114,030         25.3    103,681         24.6      110.0
                       -------        -----    -------        -----      -----
 Car Electronics       219,718         48.7    199,968         47.5      109.9
                       -------        -----    -------        -----      -----
    Domestic ....       24,140          5.4     21,257          5.0      113.6
    Export ......       47,410         10.5     46,744         11.1      101.4
                       -------        -----    -------        -----      -----
 Others .........       71,550         15.9     68,002         16.1      105.2
                       -------        -----    -------        -----      -----
    Domestic ....      189,783         42.1    167,654         39.8      113.2
    Export ......      261,166         57.9    253,754         60.2      102.9
                       -------        -----    -------        -----      -----
Total ...........      450,950        100.0    421,409        100.0      107.0
                       =======        =====    =======        =====      =====


Note: Effective this fiscal 2003, the Company changed reportable segments into three categories --"Home Electronics," "Car Electronics" and "Others." Previous figures for the corresponding period have been restated accordingly.

(2)    CONDENSED STATEMENTS OF INCOME

                                                           (In millions of yen)

                                              Year ended March 31
                                   --------------------------------------------
                                           2003                    2002
                                   --------------------    --------------------
                                                  % to                     % to
                                    Amount        sales     Amount        sales
                                   -------        -----    -------        -----
Net sales - Domestic ........      189,783         42.1    167,654         39.8
            Export ..........      261,166         57.9    253,754         60.2
                                   -------        -----    -------        -----
                                   450,950        100.0    421,409        100.0
  Cost of sales .............      358,427         79.5    330,612         78.5
  Selling, general and
      administrative expenses       87,669         19.4     82,911         19.6
                                   -------        -----    -------        -----
Operating income ............        4,853          1.1      7,884          1.9
  Non-operating income, net .        5,916          1.3      2,409          0.5
                                   -------        -----    -------        -----
Ordinary income .............       10,769          2.4     10,294          2.4
  Other expenses, net .......        6,459          1.4      6,804          1.6
                                   -------        -----    -------        -----
Income before income taxes ..        4,310          1.0      3,489          0.8
  Income taxes ..............           66          0.0        298          0.0
                                   -------        -----    -------        -----
Net income ..................        4,243          0.9      3,190          0.8
                                   =======        =====    =======        =====


                                        Pioneer Corporation--Parent Company Only

(3)    CONDENSED BALANCE SHEETS


                                                               (In millions of yen)

                                                      March 31
                                                 -------------------      Increase/
ASSETS                                            2003         2002       (Decrease)
------                                           ------       ------      ----------
Current assets:
    Cash .................................       19,756        6,410       13,346
    Notes and accounts receivable - trade        42,991       48,415       (5,424)
    Marketable securities ................       28,784       36,350       (7,566)
    Inventories ..........................       24,300       25,745       (1,445)
    Other current assets .................       30,876       52,074      (21,198)
                                                -------      -------      -------
       Total current assets ..............      146,710      168,996      (22,286)

Fixed assets:
    Tangible .............................       35,368       30,741        4,627
    Intangible ...........................       13,303        7,701        5,602
    Investments and others ...............      189,303      181,301        8,002
                                                -------      -------      -------
       Total fixed assets ................      237,975      219,744       18,231
                                                -------      -------      -------
Total assets .............................      384,685      388,740       (4,055)
                                                =======      =======      =======
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current liabilities:
    Accounts payable - trade .............       35,552       34,647          905
    Accrued expenses .....................       37,539       29,545        7,994
    Other current liabilities ............       11,981       14,471       (2,490)
                                                -------      -------      -------
       Total current liabilities .........       85,074       78,663        6,411

Long-term liabilities ....................       29,058       29,190         (132)
                                                -------      -------      -------
Total liabilities ........................      114,133      107,854        6,279
Shareholders' equity .....................      270,552      280,886      (10,334)
                                                -------      -------      -------
Total liabilities and shareholders' equity      384,685      388,740       (4,055)
                                                =======      =======      =======


Note: In preparing the financial statements, all amounts less than one million yen were disregarded.

Pioneer Corporation--Parent Company Only

(4)    PROPOSAL OF APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

                                                                                                (In million of yen
                                                                                            except per share information)
                                                                                           --------------------------------
                                                                                            Year ended        Year ended
                                                                                           March 31, 2003    March 31, 2002
                                                                                           --------------    --------------
Unappropriated retained earnings at the end of the period ........................               3,009            2,752
Restoration of general reserves ..................................................               1,297                -
                                                                                                 -----            -----
 Total ...........................................................................               4,307            2,752

To be appropriated as follows:
  General reserve ................................................................                   2                -
  Dividends ......................................................................               1,754            1,350
                                                                                         (10.0 yen per      (7.5 yen per
                                                                                          share of           share of
                                                                                          common stock)      common stock)
Bonus to directors and corporate auditors.........................................                  70                -
                                                                                          (of  70,
                                                                                           5 is for
                                                                                    corporate auditors)
                                                                                    ------------------      -----------
Unappropriated retained earnings carried forward to the next period...............               2,480            1,402
                                                                                                 =====            =====




Note: Combined with the interim dividends of 7.5 yen per share of common stock paid on December 3, 2002, the total cash dividends for fiscal year 2003 will amount to 17.5 yen per share of common stock.

                                                           FOR IMMEDIATE RELEASE
                                                           APRIL 25, 2003


                      PIONEER TO PROPOSE AGENDA FOR ISSUING
     SHARE ACQUISITION RIGHTS AS STOCK OPTIONS AT ITS SHAREHOLDERS' MEETING


TOKYO -- Pioneer Corporation has announced that, at the meeting of its board of directors held on April 25, 2003, it resolved to propose an agenda for the authorization to issue share acquisition rights pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan, as stock options to directors, executive officers and employees of the Company and directors of its subsidiaries, to further raise the motivation and the morale for improvement of the consolidated business performance of the Company. The proposal will be made at the Company's ordinary general meeting of shareholders to be held on June 27, 2003.

         The terms of the agenda are as follows:


                                   Description


(1)   Persons to whom share acquisition rights shall be allocated:

      Directors, executive officers and a number of employees of the Company as well as a number of directors of domestic or overseas subsidiaries of the Company (hereinafter referred to as the "Qualified Persons")

(2) Class and number of shares to be issued (or transferred from the Company's own shares held by the Company in lieu thereof; hereinafter the same shall apply) upon exercise of share acquisition rights:

      Shares of common stock of the Company not exceeding 350,000; provided, however, in case the Number of Granted Shares (as defined below) shall be adjusted pursuant to (3) below, the number of shares to be issued shall be adjusted to the number obtained by multiplying the aggregate number of share acquisition rights to be issued by the Number of Granted Shares after adjustment pursuant to (3) below.

(3)   Aggregate number of share acquisition rights:

      Not exceeding 3,500

      The number of shares to be issued upon exercise of each share acquisition right (hereinafter referred to as the "Number of Granted Shares") shall be 100; provided, however, in case the Company splits or consolidates its shares of common stock on or after the date of issue of share acquisition rights (hereinafter referred to as the "Issue Date"), the Number of

      Granted Shares shall be adjusted according to the following formula:



        Number of                Number of                     Ratio of split or
        Granted Shares      =    Granted Shares        x       consolidation
        after adjustment         before adjustment

      In addition, the Number of Granted Shares shall be appropriately adjusted to the necessary and reasonable extent, in the case of merger, company split or capital reduction of the Company and in any other case similar thereto where an adjustment of the Number of Granted Shares shall be required.

      Any fraction less than one (1) share resulting from this adjustment shall be disregarded.

(4)   Issue price of share acquisition rights:

      No consideration shall be paid.

(5)   Amount to be paid in for exercise of share acquisition rights:

      The amount to be paid in per share to be issued upon exercise of share acquisition rights (hereinafter referred to as the "Exercise Price") shall be the amount obtained by multiplying the higher of either (i) the average of closing prices (including quotations; hereinafter the same shall apply) in the regular tradings of the shares of common stock of the Company on the Tokyo Stock Exchange for 30 consecutive trading days (excluding any trading day on which the closing price does not exist) commencing on the day 45 trading days prior to the Issue Date or (ii) such closing price on the day immediately preceding the Issue Date (if the closing price does not exist on such day, the closing price of the day immediately preceding such day), by 1.05. Any fraction less than one (1) yen resulting from this calculation shall be rounded up to the nearest one (1) yen.

      Provided, however, in case the Company splits or consolidates its shares of common stock on or after the Issue Date, the Exercise Price shall be adjusted according to the following formula and any fraction less than one
      (1) yen resulting from this adjustment shall be rounded up to the nearest one (1) yen:

        Exercise Price    =  Exercise Price     x          1
        after adjustment     before adjustment
                                                 -------------------------------
                                                 Ratio of split or consolidation

      In addition, the Exercise Price shall be appropriately adjusted to the necessary and reasonable extent, in the case of merger, company split or capital reduction of the Company and in any other case similar thereto where an adjustment of the Exercise Price shall be required.

(6)   Period during which share acquisition rights may be exercised:

      From and including July 1, 2005, to and including June 30, 2008

(7)   Conditions for exercise of share acquisition rights:

      (i)  Each share acquisition right may not be exercised in part.

      (ii) Other conditions for exercise of share acquisition rights shall be determined by the board of directors of the Company.

(8)   Cancellation of share acquisition rights:

      The Company may at any time purchase or acquire share acquisition rights and cancel them without any consideration.

(9)   Restriction on transfer of share acquisition rights:

      Share acquisition rights cannot be transferred unless an approval of the board of directors of the Company shall be obtained.

(10)  Others:

      (i) In case a Qualified Person is no longer a director, executive officer or employee of the Company or any of its subsidiaries at the time of exercise of share acquisition rights, such Qualified Person shall not be entitled to exercise such share acquisition rights, unless the above is resulted from resignation due to expiration of the term of office, compulsory retirement age, involuntary retirement or any other reasonable event.

      (ii) In addition to the foregoing, allocation of share acquisition rights shall be made subject to the execution of, and in accordance with, an agreement for allocation of share acquisition rights between the Company and each Qualified Person which provides the matters and conditions deemed necessary by the board of directors of the Company, based on the resolution to be adopted at the Company's ordinary general meeting of shareholders scheduled for June 27, 2003, in order to achieve the purpose of this issue of share acquisition rights.



                                   # # # # # #


For further information, please contact:
Katsuhiro Abe, Executive Vice President
Pioneer Corporation, Tokyo
Phone: (03) 3494-1111 / Fax: (03) 3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/

                                                           FOR IMMEDIATE RELEASE
                                                           APRIL 25, 2003

                          PIONEER TO PROPOSE AGENDA FOR
             PURCHASING ITS OWN SHARES AT ITS SHAREHOLDERS' MEETING

TOKYO -- Pioneer Corporation has announced that, at the meeting of its board of directors held on April 25, 2003, it resolved to propose an agenda at the ordinary general meeting of shareholders scheduled for June 27, 2003 for the authorization of purchases by the Company of its shares of common stock as follows, pursuant to the provisions of Article 210 of the Commercial Code of Japan.

                                   Description

1.   Reason:

     To take timely, flexible measures to achieve the Company's capital policy

2.   Particulars:

     (1)  Type of shares to be purchased:
          Shares of common stock of the Company

     (2)  Total number of shares to be purchased:
          Up to 5,000,000 shares (2.77% of total shares issued)

     (3)  Total purchase price:
          Up to 20,000,000,000 yen

     (4)  Period during which shares may be purchased:
          After the approval of this proposal at the ordinary general meeting of shareholders to be held on June 27, 2003, up to the time of the conclusion of the next ordinary general meeting of shareholders to be held in June 2004.


Note: The above purchase plan is subject to an approval of "authorization for purchases by the Company of its own shares" at the Company's ordinary general meeting of shareholders to be held on June 27, 2003.


References:

      (1) Number of the Company's own shares purchased pursuant to the approval at the ordinary general meeting of shareholders held on June 27, 2002, to date:
          5,110,000 shares (2.83% of total shares issued)

      (2) Number of treasury stock held by the Company as of March 31, 2003:
          4,629,028 shares (2.57% of total shares issued)


                                   # # # # # #

For further information, please contact:
Katsuhiro Abe, Executive Vice President
Pioneer Corporation, Tokyo
Phone: (03) 3494-1111 / Fax: (03) 3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/